SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 205-49

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of April 2003

Smedvig asa

Finnestadveien 28, 4001 Stavanger, Norway

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.

SMEDVIG ASA

April 30, 2003	By:	/s/ ALF C. THORKILDSEN
Alf C. Thorkildsen
Chief Financial Officer

NEWS RELEASE

Smedvig secures contract extension for West Pelaut

Stavanger, Norway (April 4, 2003)

Smedvig has been awarded a new contract extension by Brunei Shell Petroleum for the semi-submersible self-erecting tender rig West Pelaut. The production drilling assignment has a firm duration of five years, with annual renewal options for another five years. The contract value for the firm period is estimated to approximately US$ 100 million.

The new contract is scheduled to start in direct continuation of the current contract with Brunei Shell Petroleum, in April 2004. In connection with the new contract extension the unit will be upgraded with a new derrick set which will significantly increase drilling efficiency. The capital expenditure will be some US$ 20 million. West Pelaut has been employed by Brunei Shell Petroleum since delivery in 1994.

The average contract backlog for the Company’s tender rigs, including the new contract for West Pelaut, is 30 months.

“The contract with Brunei Shell Petroleum is in line with our strategy to secure long-term contracts combined with upgrades that improve the operational efficiency and safety of our units”, says CEO Kjell E Jacobsen in Smedvig asa.

Analyst Contact:

Jim Dåtland, Investor Relations Manager +47 51 50 99 19

Media Contact:

Alf C Thorkildsen, Chief Financial Officer +47 51 50 99 19

Smedvig asa is an offshore drilling contractor headquartered in Stavanger, Norway. The company provides drilling and well services in the North Atlantic and Southeast Asia. Smedvig’s main activities are divided into mobile units, tender rigs and platform drilling. Smedvig has a fleet of three modern drilling rigs, one drillship and nine tender rigs and has one tender rig under construction. The company holds contracts for production drilling, well services and maintenance on fixed installations.

This press release includes forward-looking statements under the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995. Actual performance could differ materially from that anticipated in the forward-looking comments, as a result of risks, uncertainties and other factors, as set forth in the annual report on Form 20-F dated June 10, 2002. A copy of the Form 20-F is available upon request from the Company or on our web-site www.smedvig.no.

Smedvig asa

P.O. Box 110, 4001 Stavanger

Phone: +47 51 50 99 00

Fax: +47 51 50 96 88

Web site: www.smedvig.no

E-mail: smedvig@smedvig.no

NEWS RELEASE

Smedvig reports operating profit for first quarter 2003 of NOK 59 million.

Stavanger, Norway (April 28, 2003) — Smedvig today reported consolidated operating profit of NOK 59 million for the first quarter as compared to NOK 52 million in the previous quarter. The increase is primarily attributable to improved results of the Mobile Units.

Net financial expenses for the first quarter was NOK 47 million as compared to NOK 75 million in the previous quarter. The decline is mainly attributable to reduced interest expenses.

Net income for the first quarter was NOK 2 million as compared to a net loss of NOK 1,030 million in the previous quarter, which included a write-down for West Navigator (ex West Navion) offset by a gain of sales for West Vanguard of net NOK 962 million.

Earnings per share were NOK 0.03 for the first quarter.

The Mobile Units incurred an operating loss of NOK 17 million as compared to an operating loss of NOK 62 million in the previous quarter. The improvement is due to lower costs in the first quarter. The overall utilization rate for the mobile unit fleet was 76 percent as compared to 86 percent in the previous quarter, due to one unit in lay-up during the quarter.

Operating profit from the Tender Rigs amounted to NOK 57 million as compared to NOK 95 million in the previous quarter. The reduction is due to lower utilization rate for the tender rig fleet averaging 83 percent as compared to 96 percent in the previous quarter, as two units had planned yard-stays prior to entering into long-term contracts.

Operating profit from the Platform Drilling Division amounted to NOK 20 million as compared to NOK 19 million in the previous quarter. The operations in the platform drilling division proceeded satisfactorily during the quarter.

Analyst Contact:

Jim Dåtland, Investor Relations Manager +47 51 50 99 19

Media Contact:

Alf C Thorkildsen, Chief Financial Officer +47 51 50 99 19

Smedvig asa is an offshore drilling contractor headquartered in Stavanger, Norway. The company provides drilling and well services in the North Atlantic and Southeast Asia. Smedvig’s main activities are divided into mobile units, tender rigs and platform drilling. Smedvig has a fleet of three modern drilling rigs, one drillship and nine tender rigs and has one tender rig under construction. The company holds contracts for production drilling, well services and maintenance on fixed installations.

This press release includes forward-looking statements under the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995. Actual performance could differ materially from that anticipated in the forward-looking comments, as a result of risks, uncertainties and other factors, as set forth in the annual report on Form 20-F dated June 10, 2002. A copy of the Form 20-F is available upon request from the Company or on our web-site www.smedvig.no.

Smedvig asa

P.O. Box 110, 4001 Stavanger

Phone: +47 51 50 99 00

Fax: +47 51 50 96 88

Web site: www.smedvig.no

E-mail: smedvig@smedvig.no

A telephone conference regarding Smedvig’s first quarter result will be arranged Monday April 28, at 11:00 a.m. New York time, 5:00 p.m. Norwegian time. Call-in numbers are from Norway and Europe: + 1 612 332 0632, from the USA: 888 273 9885. Replays are available from 02:30 p.m. (NY) April 28, until 11:59 p.m. (NY) May 5, at + 1 320 365 3844 (Int.), 800 475 6701 (US), access code 682356.

Smedvig

Income statements

Unaudited accounts in NOK mill	4Q02	1Q03	1Q02	2002
Revenues
Revenues	807	705	879	3,354

Total revenues	807	705	879	3,354

Operating expenses
Personnel expenses	(387)	(355)	(345)	(1,465)
Operating expenses	(262)	(206)	(251)	(1,025)
Depreciation	(106)	(85)	(122)	(451)

Total operating expenses	(755)	(646)	(718)	(2,941)

Operating profit	52	59	161	413

Interest income	7	4	14	28
Interest expense	(60)	(39)	(46)	(224)
Other financial items	(22)	(12)	23	27

Net financial items	(75)	(47)	(9)	(169)

Income before other items	(23)	12	152	244

Other items
Write-down and gain on sale of asset	(962)	0	0	(962)

Income before income taxes	(985)	12	152	(718)

Income taxes	(45)	(10)	(23)	(84)

Net income	(1,030)	2	129	(802)

Earnings per share	(12.54)	0.03	1.57	(9.74)
Diluted earnings per share	(12.54)	0.03	1.57	(9.74)

Smedvig

Segment information

Mobile Units Division

NOK million	4Q02	1Q03	1Q02
Revenues	333	300	385
Operating expenses	(318)	(261)	(276)
Depreciation	(77)	(56)	(86)

Operating profit	(62)	(17)	23

EBITDA*	27	46	120

*	Earnings before interests, taxes, depreciation and amortization

Tender Rigs Division

NOK million	4Q02	1Q03	1Q02
Revenues	241	191	300
Operating expenses	(121)	(109)	(145)
Depreciation	(25)	(25)	(31)

Operating profit	95	57	124

EBITDA*	127	89	163

*	Earnings before interests, taxes, depreciation and amortization

Platform Drilling Division

NOK million	4Q02	1Q03	1Q02
Revenues	233	214	194
Operating expenses	(210)	(190)	(173)
Depreciation	(4)	(4)	(5)

Operating profit	19	20	16

EBITDA*	23	24	21

*	Earnings before interests, taxes, depreciation and amortization

Smedvig

Balance sheets

Unaudited accounts in NOK million	31.03.03	31.12.02	31.03.02

Long-term assets
Deferred taxes	—	—	117
Mobile units and tender rigs	5,510	5,283	7,888
Other tangible assets	288	295	410
Financial fixed assets	259	253	163

Total long-term assets	6,057	5,831	8,578

Current assets
Receivables	986	1,105	1,067
Short-term investments	18	28	133
Cash and cash equivalents	591	598	798

Total current assets	1,595	1,731	1,998

Total assets	7,652	7,562	10,576

Shareholders' equity
Paid-in capital	2,545	2,555	2,556
Retained earnings	1,013	824	2,583

Total shareholders' equity	3,558	3,379	5,139

Liabilities
Provisions	269	255	136
Long-term interest bearing debt	2,896	2,805	4,285
Current liabilities	929	1,123	1,016

Total liabilities	4,094	4,183	5,437

Total shareholders' equity and liabilities	7,652	7,562	10,576

Smedvig

Statements of Cash flows

	1Q03	2002	1Q02
Cash Flows from operating activities
Net income	2	-802	129
Adjustment to reconcile net income to net cash provided by operating activities:
Depreciation and expenses for periodic overhauls	99	528	141
Write-down of assets	0	1,313	0
Gains on sale of assets	0	-330	0
Change in working capital	18	-64	-183

Net cash provided by operating activities	119	645	87
Net cash provided by (used in) investing activities	-97	101	-39
Net cash used in financing activities	-37	-999	-180
Effect of exchange rate changes on cash and cash equivalents	8	-79	0

Net increase (decrease) in cash and cash equivalents	-7	-332	-132
Cash and cash equivalents at beginning of year	598	930	930
Cash and cash equivalents at end of period	591	598	798

Unofficial translation of the minutes from the AGM

General Meeting of Smedvig asa

held in Stavanger on April 29, 2003

The Annual General Meeting of Smedvig asa was held on April 29, 2003 at 6 p.m at the Clarion Hotel Stavanger, Ny Olavkleiv 8, 4008 Stavanger, Norway.

The General Meeting was opened by the Chairman of the Board, Peter T. Smedvig, who according to the Articles of Association shall preside the General Meeting. The record shows the following attending shareholders:

Shareholders representing 23,542,144 Class A shares (42.79%) were present, of which 21,821,776 shares were represented by power of attorney.

Shareholders representing 4,469,484 Class B shares (15.98%) were present, of which 4,017,042 shares were represented by power of attorney.

In all, shareholders representing 28,011,628 Class A- and B shares (33.76%) were present. The record of the attending shareholders under the Public Limited Companies Act § 5-13 is attached to the Minutes, cf annex 1.

The agenda comprised:

1.	Election of person to co-sign the Minutes

Olav Frafjord was elected to co-sign the Minutes together with the Chairman, who according to the Company’s Articles of Association is the Chairman of the Board.

2.	Approval of the notice and the agenda of the Annual General Meeting

The notice and the agenda were unanimously approved, and accordingly the Annual General Meeting was declared to constitute a quorum and competent to proceed to business.

3.	Approval of the annual accounts and the annual report of Smedvig asa for 2002,hereunder distribution of this year’s net profit and distribution of this year’s dividend

The shareholders approved the profit and loss account and balance sheet.

The annual accounts for the parent company show a profit of NOK 78,429,252 that was resolved distributed as follows:

To dividend (NOK 1.00 per share)        NOK 81,193,004

From other equity                                   NOK 2,763,752

The shareholders approved The Director’s report.

4.	Approval of the profit and loss account and the balance sheet of the Smedvig asa Group for 2002

The shareholders approved the profit and loss account and balance sheet of the Smedvig asa Group for 2002.

5.	Approval of remuneration to Board members

The Shareholders resolved to pay NOK 200,000 in remuneration for year 2002 to each of the Directors of the Board, totaling NOK 800,000. The Chairman waived remuneration for 2002.

6.	Approval of the auditor’s fee

The Shareholders approved to pay NOK 400,000 in auditor’s fee for year 2002.

7.	Election of Board members

The Shareholders resolved to re-elect Peter T. Smedvig as Chairman of the Board and Siri B. Hatlen as a Director of the Board.

The Board of Directors consists of the following:

Chairman of the Board: Peter T. Smedvig

Member of the Board: Siri B. Hatlen

Member of the Board: Raymond De Smedt

Member of the Board: Andrew C. Salvesen

Member of the Board: J. Larry Nichols

Raymond De Smedt, Andrew C. Salvesen and J. Larry Nichols were re-elected at the Annual General Meeting in year 2002.

8.	Authorization to the Board of Directors to purchase own shares

The Board of Directors of Smedvig asa requests the Annual General Meeting to authorize the Board to repurchase of own shares. The Board is of the opinion that repurchase of shares could be of vital interest to the Company with, among other things, the intention of securing the financial flexibility and to obtain effective control of the company’s capital structure, as well as to fulfil the company’s obligations under the employee option programs.

In accordance with the Board’s proposal the General Meeting resolved the following:

The Board of Directors requests that the General Meeting adopts the following resolution:

i)	Pursuant to the Public Limited Companies Act § 9-4, the Board of Directors is authorized to repurchase shares of aggregated par value up to NOK 82,980,000, by repurchasing up to 8,298,000 shares at par value NOK 10.00, equaling close to 10 % of the existing share capital, by one or more repurchases. The Board decides whether it will repurchase Class A shares and/or Class B shares.

ii)	The maximum amount to be paid per Class A share is NOK 150 and the minimum amount to be paid is NOK 1. The maximum amount to be paid per Class B share is NOK 150 and the minimum amount to be paid is NOK 1.

iii)	Repurchase and disposal of shares shall be carried out in a way that the Board of Directors finds appropriate, yet not by subscribing for new shares. The authorization may also be used after the Company has been informed that a mandatory offer will be made in accordance with the Norwegian Securities Trading Act § 4-1, ref the Securities Trading Act § 4-17.

iv)	The authorization is valid until October 29, 2004.

v)	If own shares are disposed of, the authority comprises repurchase of shares as a replacement for the shares disposed of, provided that the total nominal value of shares repurchased does not exceed 10 % of the existing share capital.

vi)	This authorization replaces the authorization to repurchase own shares given on April 24, 2002.

All items were approved unanimous by the Shareholders, however 5,845 Class A shares abstained from voting on item 3 and 4.

There were no further matters for discussion, the General Meeting adjourned and the Minutes were signed by the Chairman of the Board and Olav Frafjord.